UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☒ **Form C: Offering Statement**
☐ **Form C-U: Progress Update**
☐ **Form C/A: Amendment to Offering Statement**
☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
☐ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer: 1335 West Saint Mary's Holdings LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: Delaware

Date of organization: April 11, 2025

Physical address of issuer: 1133 Camelback St. #7909, Newport Beach, CA 92658

Website of issuer: https://westsidecommons.primecapi.com/

Is there a Co-Issuer No

Name of intermediary through which the offering will be conducted: Crowdfund My Deal, LLC

CIK number of the intermediary: 0001961869

SEC file number of intermediary: 007-00399

CRD number, if applicable, of intermediary: 325305

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Onboarding fee of $3,000, $500 FBO account set up fee, monthly technology fee of $299 per month, and 2% of proceeds raised in this offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered: Class D

Target number of securities to be offered: 50

Price (or method for determining price): $100.00

Target offering amount: $5,000.00

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis

[X] Other – provide a description: At the Company's discretion

Maximum offering amount (if different from target offering amount): $3,600,000.00

Deadline to reach the target offering amount: May 18, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Cash & Cash Equivalents:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Accounts Receivable:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Short-term Debt:	Most recent fiscal year-end:	344,903	Prior fiscal year-end:	0
Long-term Debt:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Revenues/Sales:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Cost of Goods Sold:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Taxes Paid:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Net Income:	Most recent fiscal year-end:	-344,903	Prior fiscal year-end:	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	**Alabama**	**AL**	X	**Montana**	**MT**	X	**District of Columbia**	**DC**
X	**Alaska**	**AK**	X	**Nebraska**	**NE**	X	**American Samoa**	**B5**
X	**Arizona**	**AZ**	X	**Nevada**	**NV**	X	**Guam**	**GU**
X	**Arkansas**	**AR**	X	**New Hampshire**	**NH**	X	**Puerto Rico**	**PR**
X	**California**	**CA**	X	**New Jersey**	**NJ**	X	**Northern Mariana Island**	**1V**
X	**Colorado**	**CO**	X	**New Mexico**	**NM**	X	**Virgin Islands**	**VI**
X	**Connecticut**	**CT**	X	**New York**	**NY**			
X	**North Carolina**	**DE**	X	**North Carolina**	**NC**	X	**Alberta**	**A0**
X	**Florida**	**FL**	X	**North Dakota**	**ND**	X	**British Columbia**	**A1**
X	**Georgia**	**GA**	X	**Ohio**	**OH**	X	**Manitoba**	**A2**
X	**Hawaii**	**HI**	X	**Oklahoma**	**OK**	X	**New Brunswick**	**A3**
X	**Idaho**	**ID**	X	**Oregon**	**OR**	X	**Newfoundland**	**A4**
X	**Illinois**	**IL**	X	**Pennsylvania**	**PA**	X	**Nova Scotia**	**A5**
X	**Indiana**	**IN**	X	**Rhode Island**	**RI**	X	**Ontario**	**A6**
X	**Iowa**	**IA**	X	**South Carolina**	**SC**	X	**Prince Edward Island**	**A7**
X	**Kansas**	**KS**	X	**South Dakota**	**SD**		**Quebec**	**A8**
X	**Kentucky**	**KY**	X	**Tennessee**	**TN**		**Saskatchewan**	**A9**
X	**Louisiana**	**LA**	X	**Texas**	**TX**		**Yukon**	**B0**
X	**Maine**	**ME**	X	**Utah**	**UT**		**Canada (Federal Level)**	**Z4**
X	**Maryland**	**MD**	X	**Vermont**	**VT**			
X	**Massachusetts**	**MA**	X	**Virginia**	**VA**			
X	**Michigan**	**MI**	X	**Washington**	**WA**			
X	**Minnesota**	**MN**	X	**West Virginia**	**WV**			
X	**Mississippi**	**MS**	X	**Wisconsin**	**WI**			
X	**Missouri**	**MO**	X	**Wyoming**	**WY**			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

1335 West Saint Mary's Holdings LLC
_____
(Issuer)

/s/ Daniel Flores, CEO of Prime Capital Asset Management, Inc.,
manager of 1335 West Saint Mary's Holdings LLC
_____
Signature and Title

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Daniel Flores
_____
(Signature)

Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer
_____
(Title)

May 19, 2025
_____
(Date)

EXHIBIT A TO FORM C – OFFERING STATEMENT

1335 WEST SAINT MARY'S HOLDINGS LLC

Target Offering Amount of $5,000.00
Maximum Offering Amount of $3,600,000.00

1335 West Saint Mary's Holdings LLC (the "**Company**," "**we**," "**us**", or "**our**"), a series of 1335 West Saint Mary's Holdings LLC, a Delaware limited liability (the **"Parent Company"**), is offering a minimum amount of $5,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $3,600,000.00 (the "**Maximum Offering Amount**") of the Company's Class D membership units (the "**Securities**" or **"Class D Unit(s)"**) at a price of $100.00.00 per Unit (this **"Offering**"). The minimum amount that an investor may invest in the Offering is $5,000.00 to acquire Class D Units, which is subject to adjustment in the Company's sole discretion. We must raise an amount equal to or greater than the Target Offering Amount by May 18, 2026 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

	Price to Public	Selling Commissions	Proceeds to Company
Price Per Class D Unit	$100.00	$2.00	$98.00
Target Offering Amount	$5,000.00	$100.00	$4,900.00
Maximum Offering Amount	$3,600,000.00	$72,000.00	$3,528,000.00

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BELOW.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL

SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this Form C offering statement (the "Offering Statement") is May 19, 2025.

TABLE OF CONTENTS

ABOUT THIS FORM C..1

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS 1

SUMMARY 1

MANAGEMENT AND KEY PERSONS 6

CAPITAL STRUCTURE AND OWNERSHIP 7

DESCRIPTION OF BUSINESS 8

RISK FACTORS 10

THE OFFERING..26

DESCRIPTION OF SECURITIES...29

FINANCIAL CONDITION OF THE COMPANY 36

TRANSACTIONS WITH RELATED PERSONS..37

MATERIAL TAX CONSIDERATIONS 37

RETIREMENT TRUSTS AND OTHER BENEFIT PLAN INVESTORS..40

ADDITIONAL INFORMATION 41

ABOUT THIS FORM C

We have prepared this offering statement for our offering of securities under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this offering statement and other Exhibits to the Form C to which the offering statement is a part. We have not authorized any person to provide you with any information different from that contained in this offering statement and Exhibits. The information contained in this offering statement is complete and accurate only as of the date of this offering statement, regardless of the time of delivery of this offering statement or sale of our securities. This offering statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents included as Exhibits or incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

This summary highlights some of the information in this offering statement. It is not complete and may not contain all of the information that you may want to consider. Capitalized terms in this summary not defined shall have the meanings set forth in the Company's Company Agreement. To understand this Offering fully, you should carefully read the entire offering statement, including the section entitled "Risk Factors," before making a decision to invest in our securities. Unless otherwise noted or unless the context otherwise requires, the terms "we," "us," "our," and "Company" refer to 1335 West Saint Mary's Holdings LLC, a Delaware limited liability, together with our wholly and majority owned subsidiaries. Capitalized terms not defined in this Offering Statement shall have the meaning set forth in the Company Agreement attached as Exhibit C.

Business Purpose

1335 West Saint Mary's Holdings LLC was formed in Delaware as a limited liability company on April 11, 2025. The Company has not had significant operations to date. The Company intends to acquire and operate a 84-unit multifamily property located at 1335 and 1351 West Saint Mary's Rd., Tucson, AZ 85745 commonly known as Westside Commons (the "Property"). The Company has perviously raised funds through an offering exempt from registration under Regulation D, Rule 506(b). It raised approximately $1,225,000 through this offering which closed on May 12, 2025. The Company commenced another offering exempt from registration under Regulation D, Rule 506(c) on May 13, 2025, which it intends to run concurrently with this Offering. All offering proceeds from these offerings will be used to acquire and operate the Property. Please see "Use of Proceeds" on page 28 for a description of the use of proceeds. As of the date of this Offering Statement, the Company has not yet acquired the Property.

Management

Prime Capital Asset Management, Inc., a Delaware corporation is the Manager of the Company and shall manage all Company assets and operations and perform all other duties prescribed for in our company agreement dated April 11, 2025, as may be amended from time to time (the "Company Agreement"), attached herein as Exhibit C. No other person shall have any right or authority to act for or bind the Company except as permitted in our Company Agreement or as required by law. Our Manager will have no personal liability for the obligations of the Company and it may not be removed by investors.

Distributions

Distributions of Distributable Cash will be made to the members of the Company ("Members"). "Distributable Cash" means all cash of the Company derived from operations and capital transactions, less the following items: (i) payment of all fees, costs, indebtedness, and expenses of the Company, (ii) any required tax withholdings, and (iii) reserves for future expenses related to the Company's operations, as established in the reasonable discretion of the Manager.

Generally, Distributable Cash will be segregated between its membership classes which include Class A, Class B, Class C and Class D (each an "Investor Class") and distributed to the Members based upon each Investor Class's Unit Percentage Share. "Unit Percentage Share" means, as to each Investor Class, the percentage of capital contributions made to the Company by each Investor Class multiplied by the Distributable Cash available for a particular distribution.

Distributable Cash from operations will generally be distributed as follows:

First, from each Investor Class's Unit Percentage Share, Members will ratably receive cumulative non-compounding preferred returns calculated on their unreturned capital contributions of (i) twelve percent per annum for Class A Members (with half (6%) payable during operations, and the other half (6%) accruing and payable upon a capital transaction or liquidation and dissolution of the Company), (ii) eight percent (8%) per annum for Class B Members, (iii) nine percent (9%) per annum for Class C Members, and (iv) six percent for Class D Members (collectively, the " Preferred Returns").

Thereafter, remaining Distributable Cash will be divided based upon each Investor Class's Unit Percentage Share and distributed as follows:

(i)   From the Class A Unit Percentage Share: Class A Members will ratably receive all remaining Distributable Cash.

(ii)   From the Class B Unit Percentage Share: 70 (Class B)/30 (Class M) split until Class B Members receive an internal rate of return ("IRR") of fifteen percent (15%), and then 60 (Class B)/40 (Class M) split thereafter.

(iii) From the Class C Unit Percentage Share: 80 (Class C)/Class M (20) split.

(iv)   From the Class D Unit Percentage Share: 60 (Class D)/40 (Class M) split until Class D Members receive an IRR of twelve percent (12%), and then 50 (Class D)/50 (Class M) split thereafter.

Distributable Cash from a capital transaction or liquidation and dissolution of the Company will generally be distributed as follows:

(v)   From the Class A Unit Percentage Share: Class A Members will ratably receive any accrued but unpaid preferred return followed a return of all their unreturned capital contributions. Thereafter, Class M Members will ratably receive all remaining Distributable Cash.

(vi)   From the Class B Unit Percentage Share: Class B Members will ratably receive any accrued but unpaid preferred return followed a return of all their unreturned capital contributions. Thereafter, 70 (Class B)/30 (Class M) split of any remaining Distributable Cash until Class B Members receive an IRR of fifteen percent (15%), and then 60 (Class B)/40 (Class M) split thereafter.

(vii)   From the Class C Unit Percentage Share: Class C Members will receive any accrued but unpaid preferred return followed a return of all their unreturned capital contributions. Thereafter, 80 (Class C)/Class M (20) split of any remaining Distributable Cash.

(viii)   From the Class D Unit Percentage Share: Class D Members will receive any accrued but unpaid preferred return followed a return of all their unreturned capital contributions. Thereafter, 60 (Class D)/40 (Class M) split of any remaining Distributable Cash until Class D Members receive an IRR of twelve percent (12%), and then 50 (Class D)/50 (Class M) split thereafter.

Please see the section titled "Description of Securities" starting on page 29 for a more detailed summary on how distributions are allocated to Units. For complete distribution procedures, please see the Company Agreement attached herein as Exhibit C.

Voting

Investors acquiring Class D Units will not have voting rights and have no power to influence the management of the Company. Only Class M Units entitle a Member to vote and all such Units are held by our Manager. The approval of the Class M Members is required for:

- Amending the Company Agreement other than to (i) change the name of the Company or the location of its principal office; (ii) add to the duties or obligations of the Manager; (iii) cure any ambiguity or correct or supplement any inconsistency in the Company Agreement; (iv) correct any printing, stenographic, or clerical errors or omissions in order that the Company Agreement shall accurately reflect the agreement among the Members; or (v) reflect information regarding the admission of any additional or substitute Member, provided in each case that the Manager reasonably determines that such amendment will not subject any Member to any material, adverse economic consequences.

- To cause the voluntary dissolution of the Company, provided, however, the Manager shall have the authority to liquidate all Company Assets and dissolve the Company at the time and pursuant to such terms as the Manager may believe to be in the best interest of the Company.

- Merger or sale of the Company where the Company is not the surviving entity; and

- Such other matters as are required by the Company Agreement or the Delaware limited liability company act.

Transfer Restrictions

Units constitute "restricted securities," as that term is defined in Rule 144, promulgated under the Securities Act, and cannot be resold unless such resale is registered under the Securities Act and applicable state securities laws or is exempt from such registration provisions. Even if Units purchased in this Offering are eligible for resale, there is no trading market for such Units, and none is likely to develop.

Generally

A Member is not permitted to assign, pledge, mortgage, hypothecate, give, sell, or otherwise dispose of or encumber all or a portion of its Units, unless such transfer:

- Is approved by the Manager, which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose;

- Is evidenced by a written agreement, in form and substance satisfactory to the Manager, which is executed by the transferor, the transferee(s), and the Manager;

- Will not result in violation of the registration requirements of the Securities Act;

- Will not require the Company to register as an investment company under the Investment Company Act of 1940, as amended; and

- Will not result in the Company being classified for federal income tax purposes as an association taxable as a corporation.

The transferor of any Units is required to reimburse the Company for any expenses reasonably incurred in connection with a transfer, including any legal, accounting, and other expenses, whether or not such transfer is consummated.

The transferee of any Units in the Company that is admitted to the Company as a substituted Member will succeed to the rights and liabilities of the transferor Member and, after the effective date of such admission, the capital account of the transferor will become the capital account of the transferee, to the extent of Units transferred.

Exception to Requirements

Notwithstanding subsections (a) of Section 11.6 of the Company Agreement, a Member may transfer its Units without the consent of the Manager or any other Member, and without complying with any right of first refusal, to a trust for his or her benefit, to his or her spouse, to a trust for the benefit of his or her spouse, to his or her immediate family, or to a trust for the benefit of his or her Immediate Family, so long as the proposed transfer does not: (a) cause the Company to terminate for federal income tax purposes; (b) result in any event of default as to any secured or unsecured obligation of the Company; (c) result in a violation of the Securities Act; (d) cause a reassessment of any Company Assets; or (e) cause any other material, adverse effect to the Company.

Risk Factors

The following is a summary of the material risks related to the Securities being offering.

- Because the Company intends to invest in a single asset class, an investment in the Company is not a diversified investment. The poor performance of the asset or asset class could adversely affect the profitability of the Company.

- The Company's business objectives must be considered highly speculative. There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment.

- Units are expected to be offered under a private offering exemption, and if it were later determined that such exemption was not available, purchasers would be entitled to rescind their purchase agreements.

- The securities acquired in this Offering may be significantly diluted as a consequence of subsequent equity financings. The Company's equity securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the securities offered herein will be subject to dilution in an unpredictable amount.

- The Company will be subject to those general risks relating to the ownership and operation of real estate. The Company's economic success will depend upon the results of operations of the Property, which will be subject to those risks typically associated with such asset class. Fluctuations in operating expenses and tax rates can adversely affect operating results or render the sale or refinancing of the Property difficult or unattractive.

- The Manager has significant flexibility with regard to the Company's operations and investments. The Company's agreements and arrangements with its Manager and the Manager's affiliates have been established by the Manager and may not be on an arm's-length basis. The Manager has considerable discretion with respect to all decisions relating to the terms and timing of transactions.

- Real estate is generally a long-term investment that cannot be quickly converted to cash. Therefore, the ability to liquidate the Property promptly in response to economic or other conditions will be limited, which will affect the Company's ability to realize a return on its investment.

- A number of other comparable properties may be located within the vicinity of the Property. These competitive properties may reduce demand for the Property. Competition from nearby properties or oversupply of retail space near the Property could make it more difficult to attract tenants or buyers when the Company is ready to sell the Property.

- Under various federal, state and local environmental and public health laws, regulations and ordinances, the Company may be required, regardless of knowledge or responsibility, to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases (including in some cases natural substances such as methane or radon gas) and may be held liable under these laws or common law to a governmental entity or to third-parties for property, personal injury or natural resources damages and for investigation and remediation costs incurred as a result of the real or suspected presence of these substances in soil or groundwater beneath the Property.

- Our Manager will endeavor to obtain and verify material facts regarding the Property. It is possible, however, that our Manager will not discover certain material facts about the Property, because information presented by the sellers may have been prepared in an incomplete or misleading fashion, and material facts related to such property may not yet have been discovered.

- We may not have control over costs arising from rehabilitation of the Property. We intend to perform renovations to the Property.

- The Property may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. Any funds used for ADA compliance will reduce the Company's net income and the amount of cash available for distributions to investors.

- The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19.

- The Company is electing to be taxed as a partnership. Partnerships are generally pass-through entities for tax purposes, meaning that the income and deductions pass through to the individual partners rather than being taxed at the entity level. If the Company's tax status as a partnership is reclassified as a corporation by the IRS, it can have several implications and risks for both the Company and its Members.

The Offering

We are offering a Target Offering Amount of $5,000.00 and a Maximum Offering Amount of $3,600,000.00 in Class D Units of the Company. Units are being sold in this Offering for $100.00 per Unit. The minimum investment amount is $5,000.00 to acquire Class D Units. If the Target Offering Amount has not been raised by the Offering Deadline of May 18, 2026, this Offering will be terminated, and investor funds will be returned without interest or deduction.

In order to purchase the Class D Units, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the Investor is either:

A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

   (i)   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

   (ii) Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

   (iii) For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Class D Units are being offered on a "best efforts" basis. We have engaged Crowdfund My Deal, LLC as our Regulation CF intermediary ("Intermediary"). All Offering proceeds will be held in an escrow account with Luminate Bank ("Escrow Facilitator") until the closing of such funds. Once we have raised the Target Offering Amount, the Company has sufficient funds to acquire the Property (from all sources), and at least 21 days from the date of this Offering Statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter.

MANAGEMENT AND KEY PERSONS

The Company operates under the direction of our Manager, Prime Capital Asset Management, Inc. which responsible for directing the operations of our business, directing the day-to-day affairs, and implementing the investment strategy of the Company. The Manager is not required to devote all of its time to our business and is only required to devote such time to our affairs as its duties require. The Manager is listed below along with all positions and offices held at the Company and their previous occupation and employment responsibilities.

Name	Position and Offices Held	Term of Office	Hours
Daniel Flores	CEO of Manager	January 2019 - Present	Full Time

Daniel Flores:

Danny ("Danny") Flores is the CEO, sole director, and only shareholder of Prime Capital Investments, Inc., a Delaware corporation, which has been his principal employment since inception (January 2019). Through Prime Capital Investments, Inc. Mr. Flores manages multiple real estate investment companies. He also owns other various entities within the real estate arena. He is 57 years old. He spent 16 years in the building industry, from building single family homes to heavy constructions, building roadways and waterways. He possesses a Bachelor of Science degree in Business Administration with an emphasis on General Financial Management from the University of Southern California. He worked for Bank of the West syndicating loans in the middle market arena prior to becoming a full-time real estate investor. He has been buying multifamily assets since the year 2000, where he has had numerous projects go full cycle successfully.

Indemnification

Indemnification is authorized by the Company to organizers, Members, managers, officers, employees, or agents acting in their professional capacity pursuant to Delaware law and the Company's Company Agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to a criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. See Article 16 of the Company Agreement attached as Exhibit D for further details. To the extent that the indemnification provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to the public policy and therefore unenforceable.

CAPITAL STRUCTURE AND OWNERSHIP

Capitalization

Interests in the Company are divided into Class A, Class B, Class C, Class D, and Class M Units. The Company is authorized to issue an unlimited number of Investor Class Units and 100 Class M Units. The Company has the authority to create additional classes of Units without Member approval. Un-issued Units may not be voted or allocated profits, losses, or distributions.

Outstanding Units

As of the date of this Offering Statement, the Company has the following Units issued and outstanding:

Class A:	500
Class B:	6,750
Class C:	5,000
Class D:	0
Class M:	100

Beneficial Ownership

As of the date of this Offering Statement, Daniel Flores, the CEO and sole shareholder of Prime Capital Asset Management, Inc., is the beneficial owner of 100% of the Company's outstanding voting equity securities, calculated on the basis of voting power. No other Member holds voting equity securities.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Offering Statement, the Company does not have outstanding options, safes, convertible notes, or warrants.

Outstanding Debt

As of the date of this Offering Statement, the Company has no outstanding debt. However, the Company is planning on using approximately $7,720,000.00 to $8,000,000.00 in debt financing with expected terms of 5-year term, interest only for three years, and an interest rate of approximately five and 60/100 percent (5.60%). However, the loan amount and terms are not set and are subject to change.

Previous Offerings of Securities

The following are securities offerings the Company has conducted in the last three years:

Offering Date:	April 11, 2025
Offering Termination Date:	April 11, 2025

Exemption relied upon:	Rule 4(a)(2)
Type of securities offered:	Class M Units
Amount of securities issued:	100 (in exchange for services)
Use of proceeds:	Proceeds are being held in escrow and will be used to acquire and improve the Property

Offering Date:	April 24, 2025
Offering Termination Date:	May 12, 2025
Exemption relied upon:	Regulation D, Rule 506(b)
Type of securities offered:	Class A, Class B, and Class C Units
Amount of securities issued:	500 Class A, 6,750 Class B, and 5,000 Class C Units
Use of proceeds:	Proceeds are being held in escrow and will be used to acquire and improve the Property

Offering Date:	May 13, 2025
Offering Termination Date:	May 12, 2025
Exemption relied upon:	Regulation D, Rule 506(c)
Type of securities offered:	Class A, Class B, and Class C Units
Amount of securities issued:	0
Use of proceeds:	Proceeds are being held in escrow and will be used to acquire and improve the Property

DESCRIPTION OF BUSINESS

Overview

The Company was formed in Delaware as a limited liability company on April 11, 2025. The Company has not had significant operations to date.

The Property is a two story 1983 building that was sourced off-market by the Company through a broker relationship. It was fully renovated in 2021 and 2022. The building has been fully renovated with the exception of four units. The renovation budget was approximately $2,000,000.00, with about $20,000.00 spent per unit on the interior of the units. The Company has allocated $60,000.00 to complete the renovations.

The current management company is doing a satisfactory job with current management of the property, maintaining high occupancy and low delinquency. However, the management company historically has rented units at lower than market rate and has higher than needed payroll. This leaves room for improvement and the potential for additional cash flow.

Our strategy is to control operating expenses while maintaining rental rates at market and pushing occupancy. We did not underwrite any rental increases in year one due to flat market rents with a moderate increase of two and one-half percent (2.50%) per year thereafter.

The following are employers at close proximity with the property:

- 3.9 miles from Banner University Medical Center.
- 3.4 miles from The University of Arizona
- 1.7 miles from Central Business District
- 1.1 miles from Mercado District
- 1.5 miles from Caterpillar
- 0.3 miles from Carondelet St. Mary's Hospital.

For additional information about the Property, see the Company's investment summary attached herein as Exhibit 5.

Purchase

The Company plans to acquire the Property for a purchase price of $10,750,000.00. The Company intends to acquire the Property through a wholly owned subsidiary called 1335 West Saint Mary's Owner LLC, which is a Delaware limited liability company. The purchase and sale agreement is attached herein as Exhibit E. The Company plans to fund the purchase of the Property with the proceeds from a previous offering exempt from registration under Regulation D, Rule 506(b), this Offering, a concurrent offering exempt from registration under Regulation D, Rule 506(c), and third-party debt financing. The Company is planning on using approximately $7,720,000.00 to $8,000,000.00 in debt financing with a 5-year term, interest only for three years, and an interest rate of approximately five and 60/100 percent (5.6%). However, the loan amount and terms are not set and are subject to change. If the amount raised by the Offering, and other Company offerings, is not sufficient as determined by the Manager prior to the Offering Deadline for this Offering, and the Company is unable to obtain alternative financing, all investor funds will be returned without interest or deduction for expenses.

Prospective investors should note that the escrow account that will be used to hold funds, including both debt and equity funds, for closing on the Property is separate from the escrow account that will be used to hold the Offering proceeds until the funds are delivered to escrow for closing on the Property. Up until the final closing on the Property, both the Company and the seller will be under certain obligations and will have certain rights under the terms of the purchase agreement. This may include common industry obligations, including the obtainment of certain insurance policies, certain rights to inspect the Property, and certain responsibilities to pay amounts and present documentation. Prospective investors should note that until the closing documents have been signed and the Property has been legally acquired, the Company cannot guarantee that it will acquire the Property on the terms presented. In the event the Company does not acquire the Property, all investor funds will be returned without interest or deduction for expenses.

Property Management

The Company intends to hire a third party to act as property manager for the Property.

Exit Strategy of Self-Liquidation

The Company expects to be self-liquidating upon the eventual sale of the Property. The Company currently anticipates selling the Property in four to six years after acquisition, although this will depend on market conditions and other factors outside of the Company's and Manager's control.

Regulation

We are subject to federal state and local laws that affect property entitlement, development, and ownership generally, including permitting and licensing laws and regulations relating to the renovation of property, environmental laws, certificates of occupancy limitations, and laws related to accommodations for persons with disabilities. See the discussion in "Risk Factors" regarding some of these regulations and the risks they pose for our business. Regulations may vary from jurisdiction to jurisdiction and from state to state. In any jurisdictions or states in which we operate, we may be required to obtain licenses and permits to conduct business.

While the Company will use its best efforts to comply with all laws, including federal, state, and local laws and regulations, claims arising out of actual or alleged violations of law could be asserted against us by individuals or governmental authorities. These legal actions could expose the Company to significant damages, legal fees or other penalties that would adversely affect the Company and its ability to distribute income to its Members.

Investor Reporting

The Company will use commercially reasonable efforts to furnish to each Member reports as follows: (i) a discussion of the Company's performance within 30 days after the end of each calendar quarter and (ii) all information relative to the Company necessary for the preparation of the Members' federal and state income tax returns.

Litigation

The Company is not subject to any current litigation or threatened litigation.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

If our Company fails to retain its key personnel, the Company may not be able to achieve its anticipated level of growth and its business could suffer.

The Company's future depends, in part, on the Company to retain the services of our Manager. Our future also depends on the continued contributions of the Manager and other executive officers or other key personnel which the Company may hire, each of whom could be difficult to replace.

The Company has limited history for investors to evaluate.

The Company was formed in 2025 and has limited operating history for investors to review and has not generated any revenues upon which prospective investors may evaluate its performance. No guarantee can be given that the Company will achieve its investment objectives.

Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any Units.

The IRS code is subject to change by Congress, and interpretations of the code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in that law affecting an investment in the Issuer would be limited to prospective effect.

Conflicts may exist among our Manager and his employees or affiliates.

Our Manager will engage with, on behalf of the Company, a number of brokers, asset sellers, insurance companies, and maintenance providers and other service providers and thus may receive in-kind discounts. In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of our Managers and not the Company. Our Manager may be incentivized to choose a service provider or seller based on the benefits they are to receive.

We do not have a conflicts of interest policy.

The Company, our Manager and its affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of Units. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

Conflicts may exist between service providers, the Company, our Manager and their affiliates.

Our service providers may provide services to our Manager, the Company, and their affiliates. Because such providers may represent both the Company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, providers may represent such other parties and not the Company. Providers may, in the future, render services to us or other related parties with respect to activities relating to the Company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with this Offering. Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our Units.

Investors have no voting rights.

Only Members holding Class M Units have voting rights in the Company. Our Manager holds all the voting rights in the Company. Investors who acquire Class D Units in this Offering will have no ability to influence the governance of the Company.

Our Manager cannot be removed.

The Manager of the Company cannot be removed by investors.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company and Company are currently not subject to the Sarbanes Oxley Act of 2002, and our financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company will experience those risks associated with an investment in and ownership of membership units in a newly formed limited liability company.

In particular, the Company and the special purpose vehicles it will acquire the Investment Securities from have no significant operating history and therefore no past performance to help potential investors assess their business plans.

The Manager has significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its Manager have been established by the Manager and may not be on an arm's-length basis. The Manager has considerable discretion with respect to all decisions relating to the terms and timing of transactions.

There may be significant conflicts of interest between the Manager and its Affiliates and the Company.

The Manager and its Affiliates may engage in activities other than the ownership, service, and management of the Company, some of which may compete directly with the Company.

The Manager and its Affiliates will be involved with other investments or businesses.

The Manager and its Affiliates may act as manager or be a member in other business entities. To the extent its time is required on these business and management activities, they may not be available to be involved in the day-to-day monitoring of the Company's operations.

The Manager will receive distributions from the Company.

The existence of the Manager's interest in Distributable Cash (i.e., right to participate in net proceeds from investments) may create an incentive for the Manager to make more risky business decisions than it would otherwise make in the absence of such carried interest.

Maintenance of an Investment Company Act exemption imposes limits on the Company's operations, and if the Company were to become subject to the Investment Company Act, it likely could not continue its business.

The Company intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940 (the "Investment Company Act"). The Company intends to make investments that satisfy requirements that will exempt it from registration under the Investment Company Act and intends to monitor its compliance with applicable exemptions under the Investment Company Act on an ongoing basis. If it fails to comply with an exemption, it could, among other things, be required to register as an investment company or substantially change its operations and investment strategies in order to avoid being required to register as an investment company, either of which would have a material, adverse effect on the Company. If the Company is required to register as an investment company, it would become subject to substantial regulations and restrictions with respect to its capital structure, management, operations, transactions with affiliated persons, portfolio composition, and other matters. This could potentially force it to discontinue its business. The Company will face similar investment company concerns under the various blue-sky laws.

Any projected results of operations included in this Memorandum are forward-looking statements that involve significant risks and uncertainty.

All materials or documents supplied by the Company should be considered speculative and are qualified in their entirety by the assumptions, information, and risks disclosed in this Memorandum. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur, many of which are outside the Company's and the Manager's control. Any projections included herein are based on assumptions made regarding future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not equal currently estimated approximate projections and may differ significantly. Therefore, prospective investors should consult with their tax and business advisers about the validity and reasonableness of the factual, accounting, and tax assumptions contained in this Memorandum and the Exhibits to this Memorandum. Neither the Company nor any other person or entity has been authorized to make any representation or warranty as to the future profitability of the Company or of an investment in Units.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company intends to incur certain indebtedness to acquire the Property. The Company may incur additional debt in the future. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns.

The Company may have difficulties receiving debt financing necessary to fund its investment activities.

In the event that the Company is unable to secure debt financing, it may be unable to aquire and operate the Property as intended. The Company currently expects to finance the majority of its investment activities with a loan. The Company may also seek other capital sources. Failure to obtain such financing may have a material and adverse effect on the Company's operations and distributions to the Members. In such event, investors could lose some or all of their investments.

The Manager and its Affiliates may not have had the benefit of separate counsel.

Attorneys, accountants, and/or other professionals representing the Company may also serve as counsel or agent to the Manager and certain of its Affiliates, and it is anticipated that such multiple representation may continue in the future. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

We are relying on the exemption for insignificant participation by benefit plan investors under ERISA.

The Plan Assets Regulation of the Employee Retirement Income Security Act of 1974 ("ERISA") provides that the assets of an entity will not be deemed to be the assets of a benefits plan if equity participation in the entity by benefit plan investors, including benefit plans, is not significant. The Plan Assets Regulation provides that equity participation in the entity by benefit plan investors is "significant" if, at any time, 25% or more of the value of any class of equity interest is held by benefit plan investors. Because we are relying on this exemption, we will not accept investments from benefit plan investments of 25% or more of the value of any class of equity interest. If repurchases of Units reach 25%, we may repurchase Units of benefit plan investors without their consent until we are under such 25% limit.

The Company will be subject to those general risks relating to the development, ownership, and operation of real estate.

The Company's economic success will depend upon the results of operations of the Property, which will be subject to those risks typically associated with such asset class. Fluctuations in operating expenses and tax rates can adversely affect operating results or render the sale or refinancing of the Property difficult or unattractive. Certain expenditures associated with the Property will be fixed (principally mortgage payments, if any, and real estate taxes) and will not necessarily decrease due to events adversely affecting the Company's income from the operation of the Property. No assurance can be given that certain assumptions as to the future profits from such operations will be accurate, since such matters will depend on events and factors beyond the Company's and the Manager's control. These factors include, among others:

- adverse changes in local and national economic conditions;

- changes in the financial condition of buyers and sellers of similar properties;

- changes in the availability of debt financing and refinancing;

- changes in the relative popularity of the Property and in real estate as an investment class;

- changes in interest rates, real estate taxes, operating expenses, and other expenses;

- changes in market capitalization rates;

- changes in utility rates;

- development and improvement of competitive properties;

- ongoing development, capital improvement, and repair requirements;

- risks and operating problems arising out of the presence or scarcity of certain construction materials;

- environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which adequate reserves had not been established;

- physical destruction and depreciation of property and equipment;

- damage to and destruction of the Property, or any improvements or personal property located thereon;

- acts of God;

- changes in availability and cost of insurance;

- unexpected construction costs;

- increases in the costs of labor and materials;

- materials shortages; and

- labor strikes.

The economic success of an investment in the Company will depend to a great extent upon the results of operations of the Property, some of which are outside the Company's control.

The Property will be subject to those risks typically associated with investments in real estate that produce income based on tenant occupancy and rental revenues. Fluctuations in vacancy rates, rental schedules, and operating expenses can adversely affect operating results or render the sale or refinancing of the Property difficult or unattractive. No assurance can be given that certain assumptions as to the future levels of occupancy of the Property, future rental appreciation, future cost of capital improvements, or future cost of operating the Property will be accurate since such matters will depend on events and factors beyond the control of the Company. Such factors include continued validity and enforceability of the leases, vacancy rates for properties similar to the Property, financial resources of tenants, rent levels near the Property, adverse changes in local population trends, market conditions, neighborhood values, local economic and social conditions, the enactment of unfavorable real estate regulations, rent control, and other risks.

Real estate is a long-term illiquid investment that may be difficult to sell in response to changing economic conditions.

Real estate is generally a long-term investment that cannot be quickly converted to cash. Therefore, the ability to liquidate the Property promptly in response to economic or other conditions will be limited, which will affect the Company's ability to realize a return on its investment. Real estate investments are also subject to adverse changes in overall economic conditions or local conditions that may reduce the demand for real estate generally.

The failure of the Property to sufficiently appreciate in value would most likely preclude our investors from realizing an attractive return on their Unit ownership.

There is no assurance that the Property will appreciate in value or will ever be sold at a profit. The marketability and value of the Property will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the Property, since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell the Property for the price or on the terms set by it, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of Property. Moreover, we may be required to expend funds to correct defects or to make improvements before the Property can be sold. We cannot assure any person that we will have funds available to correct those defects or to make those improvements. In investing in the Property, we may agree to lockout provisions that materially restrict us from selling the Property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on the Property. These lockout provisions would restrict our ability to sell the Property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could significantly harm our financial condition and operating results.

Due to a substantial influx of capital investment and competition for properties, the Property may not appreciate or may decrease in value.

The real estate markets are currently experiencing a substantial influx of capital from investors worldwide. This substantial flow of capital, combined with significant competition for real estate and the strength in the economy, may result in inflated purchase prices for such assets. To the extent we invest in real estate in such an environment, the Company is subject to the risk that if the real estate market ceases to attract the same level of capital investment in the future as it is currently attracting, or if the number of companies seeking to acquire such assets decreases, our returns will be lower, and the value of the Property may not appreciate or may decrease significantly below the amount we pay for it.

The Property's income and value may be adversely affected by national and regional economic conditions, local real estate conditions such as an oversupply of properties or a reduction in demand for properties, availability of "for sale" properties, competition from other similar properties, our ability to provide adequate maintenance, insurance and management services, increased operating costs (including real estate taxes), the attractiveness and location of the Property and changes in market rental rates. The Company's income will be adversely affected if a significant number of tenants are unable to pay rent or if our Property cannot stay rented on favorable terms. The Company's performance is linked to economic conditions in the regions where the Property is located. Therefore, to the extent that there are adverse economic conditions in this region, and in this market generally, that impact the applicable market rents, such conditions could result in a reduction of our income and cash available for distributions and thus affect the amount of distributions we can make to investors.

The Property may be subject to foreclosure if a default under any mortgage loan occurs.

Each mortgage loan secured by the Property will contain various default provisions, including payment defaults, operating restrictions, reporting defaults, transfer restrictions, and capital improvement obligations. Upon an uncured default under a loan, the lender may declare the entire amount of the loan, including principal, interest, prepayment premiums, and other charges to be immediately due and payable. If a senior mortgage lender declares a loan to be immediately due and payable, the Company will have the obligation to immediately repay the loan in full. If repayment does not occur, the lender may invoke its remedies under the loan documents, including proceeding with a foreclosure sale, which is likely to result in the Company losing its entire investment.

The Property will experience competition.

A number of other comparable properties may be located within the vicinity of the Property. These competitive properties may reduce demand for the Property. Competition from nearby properties or oversupply of retail space near the Property could make it more difficult to attract tenants or buyers when the Company is ready to sell the Property. Competition may increase costs and reduce returns on the Property and thus reduce returns to the Company and the Members.

Due diligence may not uncover all material facts.

Our Manager will endeavor to obtain and verify material facts regarding the Property. It is possible, however, that our Manager will not discover certain material facts about the Property, because information presented by the sellers may have been prepared in an incomplete or misleading fashion, and material facts related to such property may not yet have been discovered.

The Property or a portion of the Property could become subject to an eminent domain or a condemnation action.

Such an action could have a material, adverse effect on the marketability of the Property and any returns therefrom.

Future changes in land use and environmental laws and regulations, whether federal, state, or local, may impose new restrictions on the Property.

The Company's ability to sell or operate the Property as intended may be adversely affected by such regulations, which could affect returns therefrom.

Any person who supplies services or materials to the Property may have a lien against such Property securing any amounts owed to such person under state law.

Therefore, even if a contractor is paid its contract fees, if that contractor fails to pay its subcontractors or materials supplier, then such subcontractor or materials supplier who was not paid will have mechanic's lien rights against such Property. If one or more mechanics' liens does appear against the Property, their release must be obtained or the person holding such liens will have the right to foreclose. A forced sale of the Property could negatively affect returns therefrom.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to the Company's investors.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us booking the property. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce or eliminate the amounts available for distribution to you.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

The Property may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the Company's net income and the amount of cash available for distributions to investors.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce the Company's cash flows and the return on investment.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums the Company pays for coverage against property and casualty claims. Additionally, to the extent the Company finances the acquisition of an Underlying Asset, mortgage lenders in some cases insist that property owners purchase coverage against flooding as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, which could inhibit the Company's ability to finance or refinance its properties if so required. In such instances, the Company may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. The Company may not have adequate coverage for such losses. If any of the properties incur a casualty loss that is not fully insured, the value of the assets will be reduced by any such uninsured loss, which may reduce the value of investor interests. In addition, other than any working capital reserve or other reserves the Company may establish, the Company has no additional sources of funding to repair or reconstruct any uninsured property. Also, to the extent the Company must pay unexpectedly large amounts for insurance, it could suffer reduced earnings that would result in lower distributions to investors.

We may not have control over costs arising from rehabilitation of the Property.

We intend to perform renovations to the Property. Consequently, we may retain independent general contractors to perform the actual physical rehabilitation and/or construction work and will be subject to risks in connection with a contractor's ability to control rehabilitation and/or construction costs, the timing of completion of rehabilitation and/or construction, and a contractor's ability to build in conformity with plans and specification. The Company may hire a contractor that underestimates the material and labor costs, and in turn, the renovations could suffer from cost overruns which could adversely affect investments by investors. In addition, if there are cost overruns or multiple unforeseen change orders, the timeline for renovation of the Property could be adversely affected, which could negatively affect investors' investments..

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the Company's business and financial condition. "Shelter-in-place" or other such orders by governmental entities would further negatively impact the Company's business and could also disrupt the Company's operations if employees, who cannot perform their responsibilities from home, are not able to report to work.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any Units of our Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made, as the case may be.

An investment in the Company raises significant tax issues, and the tax treatment of an investment in the Company may vary significantly from investor to investor.

Please carefully review the below risks, among others, and consult your own tax adviser about the specific tax consequences to you before investing.

- The tax allocation of the Company's income and loss may be challenged by the Internal Revenue Service.

- An audit of the Company's return by the Internal Revenue Service may lead to adjustments to the Members' tax returns and an audit of the Members' tax returns.

- Under the Bipartisan Budget Act of 2015, which took effect in January of 2018, the Company must designate a Partnership Representative for each tax year. Federal law gives the Partnership Representative significant discretion in the event of an audit by the Internal Revenue Service, including the sole authority to make elections that bind the Company and all of the Members. While it is the intent of the Company that the Partnership Representative do what is in the best interests of the Company, actions taken by the Partnership Representative may have a negative effect on one or more current or former Members.

- Any tax benefits from ownership of Units will not be available unless the Company and the Company's Members have a profit motive.

The Company has not requested an IRS ruling as to its partnership tax status.

Partnerships are generally pass-through entities for tax purposes, meaning that the income and deductions pass through to the individual partners rather than being taxed at the entity level. If the Company's tax status as a partnership is reclassified as a corporation by the IRS, it can have several implications and risks for both the Company and its Members including, but not limited to, the following:

- Double Taxation: Corporations are subject to double taxation, meaning that the corporate income is taxed at the entity level, and then any distributions or dividends to shareholders are taxed again at the individual level. This is different from partnerships, which are pass-through entities, and income is only taxed at the individual partner level.

- Loss of Pass-Through Benefits: Partnerships enjoy pass-through taxation, where profits and losses flow through to the individual partners. If reclassified as a corporation, the entity loses this pass-through treatment, and income is taxed at both the corporate and individual levels.

- Change in Tax Rates: Corporate tax rates may be different from individual tax rates. Reclassification could result in partners facing higher or lower tax rates on their share of the income.

- Additional Compliance Requirements: Corporations have different reporting and compliance requirements than partnerships. This includes filing corporate tax returns and adhering to corporate governance and regulatory standards.

- Changes in Deductibility: Some deductions and credits available to partnerships may not be available to corporations, and vice versa. The reclassification could impact the ability to claim certain tax benefits.

- Impact on Members' Basis: The tax basis of a partner's interest in the partnership affects the taxation of distributions and sales of partnership interests. Reclassification may alter the Members' basis calculations.

The Company may be required to comply with the Corporate Transparency Act ("CTA") and may be subject to civil and criminal penalties if it fails to do so.

The Corporate Transparency Act (CTA), requires certain entities, including the Company, to report beneficial ownership information to the Financial Crimes Enforcement Network (FinCEN). This includes details about individuals who directly or indirectly own or exercise substantial control over the entity. The CTA provides for both civil and criminal penalties (up to $10,000- and two-years' imprisonment) if the reporting company willfully provides false information, fails to provide complete information, or fails to update information. While currently, the Manager and the Company are entities not obligated to report under the CTA, application of the CTA to certain entities could change in the future requiring them to report.

<u>Risks Related to the Offering</u>

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the securities. Neither the Offering nor the securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been reviewed or audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

We are relying upon an exemption from registration under Regulation CF.

Compliance with securities exemptions is highly technical, and if we were found to be not in compliance with the exemption, it is possible that an investor could seek rescission of their investment, and such investor would succeed. A similar situation prevails under state law in those states where Shares may be offered without registration. If a number of investors were to be successful in seeking rescission, the Company would face severe financial demands that could adversely affect the Company and, thus, the non-rescinding investors. Inasmuch as the basis for relying on exemptions is factual, depending on the Company's conduct and the conduct of persons contacting prospective investors and making the Offering, the Company will not receive a legal opinion to the effect that this Offering is exempt from registration under any federal or state law. Instead, the Company will rely on the operative facts as documented as the Company's basis for such exemption.

Although the Company will generally invest the net proceeds of the Offering into purchasing, improving, and operating the Property, our Manager has broad discretion in how to utilize them.

Our Manager will have considerable discretion over the use of proceeds from the Offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

We may experience investment delays.

There may be a delay between the time an investor's subscription is accepted by the Company and the time the proceeds of this offering are deployed. During these periods, the Company may invest these proceeds in short-term certificates of deposit, money-market funds, or other liquid assets with FDIC-insured and/or NCUA-insured banking institutions, which will not yield a return as high as if deployed towards real estate.

Investment in the Company involves certain tax and ERISA risks of which investors should be aware.

An investment in the Company involves certain tax risks of general application to all investors and certain other risks specifically applicable to Keogh accounts, Individual Retirement Accounts, and other tax-exempt investors. Such investors should consult their tax advisors prior to investing in the Company.

The Company will either rely on the exemption for insignificant participation by benefit plan investors or the real estate operating company exemption under ERISA.

The Plan Assets Regulation of the Employee Retirement Income Security Act of 1974 ("ERISA") provides that the assets of an entity will not be deemed to be the assets of a benefits plan if equity participation in the entity by benefit plan investors, including benefit plans, is not significant. The Plan Assets Regulation provides that equity participation in the entity by benefit plan investors is "significant" if, at any time, twenty-five percent (25%) or more of the value of any class of equity interest is held by benefit plan investors. If we rely on this exemption, we will not accept investments from benefit plan investments of twenty-five percent (25%) or more of the value of any class of equity interest. If repurchases of units reach twenty-five percent (25%), we may repurchase units of benefit plan investors without their consent until we are under such twenty-five percent (25%) limit. Alternatively, we may rely on the real estate operating exemption. Generally, to qualify for the real estate operating company exemption a Company must (i) have at least 50% of its assets (valued at cost) invested in real estate as of the date of its first long-term investment and on at least one day during each annual valuation period that follows, (ii) which is managed or developed and with respect to which such company has the right to substantially participate directly in the management or development activities.

Potential breach of the security measures of our investment platform could have a material adverse effect on the Company.

The highly automated nature of the investment platform through which potential investors acquire Units may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we intend to take commercially reasonable measures to protect our confidential information and maintain appropriate cybersecurity, the security measures of the investment platform, the Company, our Manager or our service providers could be breached. Any accidental or willful security breaches or other unauthorized access could cause confidential information to be stolen and used for criminal purposes or have other harmful effects. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity.

The Company has the right to limit individual investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate closing of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Units may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this Offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Units you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

This Offering is being conducted on a "best efforts" basis and we may not be able to raise the capital sought in this Offering.

We are offering securities on a "best efforts" basis, and we can give no assurance that all the offered securities will be sold. If you invest in our securities and more than the target amount of offered securities are sold, but less than all the offered securities are sold, the risk of losing your entire investment will be increased. If less than the maximum number of securities offered are sold, we may be unable to fund all the intended uses described in this offering statement from the net proceeds anticipated from this Offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost and we may be forced to limit our operations or assets acquired.

The Company is relying on other financing sources outside of this Offering to fully fund the project.

The funds raised in this Offering will be insufficient to accomplish he Company's business plan. The Company intends to raise funds from other sources and to obtain debt financing. If insufficient funds are raised, the Company may be required to seek alternative financing. Failure to do so could result in a failure to fully fund the projects and a potential loss for investors.

The Target Offering Amount is insufficient to fund the Company's planned business operations.

The Target Offering Amount is set at $5,000.00. While the Company may not need to raise the maximum raise amount to operate, the Company must raise more than the Target Offering Amount to sufficiently capitalize the Company in order to be able to operate as planned.

Besides assisting with various operational aspects of the Company and its business plan, the Company may have its Manager, officers, and employees assist with capital raising activities and they intend to meet the non-exclusive safe harbor for exemption from the broker-deal licensing requirements through the "issuer exemption" under Section 3a4-1 of the Securities Exchange Act of 1934Section 3a4-1 of the Securities Exchange Act of 1934.

If it is found that they do not meet the requirements of the non-exclusive safe harbor and are otherwise considered acting as unlicensed broker-dealers, the Company and these Members could be subject to fines and other penalties and the Company could be forced to offer its investors a right of recission and a return of their investment.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Managers.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Securities with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Company and may divert attention from management of the Company.

The Subscription Agreement has a dispute resolution provision that requires disputes to be resolved by binding arbitration pursuant to Delaware law, regardless of convenience or cost to you, the investor.

As part of this investment, each Investor will be required to agree to the terms of the subscription agreement included an exhibit to this Form C. In the agreement, Investors agree waive the right to trial by jury and to resolve disputes arising under the Subscription Agreement through binding arbitration. Waiving the right to a jury trial means agreeing to have your case decided by an arbitrator rather than a jury of peers. A jury trial allows ordinary citizens to assess evidence and witness testimony, which can sometimes bring empathy or a broader perspective. An arbitrator may be more neutral but also more focused on strict legal interpretations. In addition, arbitrators may have unconscious biases or be influenced by previous similar cases, and their decision-making is not as varied as a jury panel. Arbitrators often hear numerous cases, which can sometimes affect their perception of individual cases. Furthermore, in a jury trial, you may appeal based on claims like jury misconduct or flawed jury instructions. With a arbitration, under the Subscription Agreement, if the amount in controversy exceeds $50,000.00, any party may appeal the arbitrator's award to a three-arbitrator panel within thirty (30) days of the final award. . This waiver may not apply to claims under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the dispute resolution provision may not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. Although we believe the provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the dispute resolution provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context.

The Company intends to make multiple securities offerings which increases its risk of litigation.

The rise in litigation tied to multiple security offerings is a growing trend, fueled by increased regulatory scrutiny, complex financial structures, and the push for transparency in financial markets. When companies offer securities in multiple offerings, the complexity of managing these offerings can lead to potential oversights and misrepresentations, which, in turn, can result in legal challenges. Investors often claim that they were misled or inadequately informed about the risks or terms associated with particular offerings. This increased legal risk is particularly prevalent in sectors with intricate financial products or where companies are rapidly expanding, as the lack of detailed disclosures or inconsistencies in documentation can lead to allegations of securities fraud. As a result, companies must remain diligent in their disclosures and compliance practices, ensuring that each security offering adheres to strict standards to mitigate the potential for costly litigation.

Handling multiple security offerings can significantly strain management's time and resources, diverting attention from core business operations and strategic initiatives.

Each security offering requires extensive planning, regulatory compliance, and clear communication with investors. The need to prepare detailed disclosures, manage legal considerations, and coordinate with financial advisors and underwriters creates a complex landscape for management to navigate. Additionally, the ongoing reporting and oversight required for multiple securities demand dedicated resources to ensure accuracy and transparency, particularly to meet regulatory standards and avoid potential litigation. This extensive process often monopolizes management's time and attention, limiting their capacity to focus on long-term growth strategies, operational efficiency, and product or service innovation. Consequently, while multiple offerings can attract diverse investment pools, they can also restrict management's agility and reduce the resources available to drive the business forward.

Risks Related to the Securities

The securities will not be freely tradable under the Securities Act until at least one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and there will likely not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for the securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Any valuation of the Company is subject to significant uncertainty.

Unlike listed companies, which are valued publicly through market-driven stock prices, private companies are difficult to value. Although the Company has performed an internal valuation of its business, it has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the $100.00 per Class D Unit price arbitrarily. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted value criteria for investment.

Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Class D Units you purchase at the $100.00 offering price (or at any other price), and you risk overpaying for your investment.

The purchase of Units is a speculative investment.

The Company's business objectives must be considered highly speculative, especially since it has not begun operations. No assurance can be given that prospective investors will realize their investment objectives or will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Company. For this reason, each prospective investor should carefully read this Form C and all Exhibits hereto in their entirety. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISERS PRIOR TO MAKING AN INVESTMENT.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Units acquired in this Offering may be significantly diluted as a consequence of other equity financings.

The Company's equity securities will be subject to dilution via the sale of Class D Units and through the sale of additional classes of Units in the Company. In addition, the Company could create and sell Units which may have priority over the Securities offered in this Offering. The number of such Securities that will ultimately be sold by the Company is uncertain at this time, and as a consequence holders of the Securities offered herein could be subject to dilution in an unpredictable amount. Such dilution may reduce an Investor's economic interests in the Company. The Company is conducting an offering concurrent with this Offering, which Securities will have preferential distributions and will have the effect of diluting investors in this Offering.

The purchase prices for the Units have been arbitrarily determined.

The purchase price for the Units for this Offering has been arbitrarily determined by the Company and bears no relationship to the Company's assets, book value, earnings or other generally accepted criteria of value.

There is no guarantee of a return on an Investor's investment.

The Company's business objectives must be considered highly speculative. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

There is currently no public trading market for our securities.

There is currently no public trading market for our securities, and none is expected to develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your securities at any price. Even if a public market does develop, the market price could decline below the amount you paid for your securities.

If a market ever develops for our securities, the market price and trading volume may be volatile.

If a market develops for our securities, the market price of our securities could fluctuate significantly for many reasons, including reasons unrelated to our performance, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their value, the value of our securities may decline as well.

In addition, fluctuations in our operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

There are restrictions on an investor's ability to sell its securities making it difficult to transfer, sell or otherwise dispose of our securities.

Under Regulation CF, pursuant to which the Units are being offered, the Units may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to certain transferees as detailed more within this offering statement).

Further, each state has its own securities laws, often called "blue sky" laws, which limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration.

Our Securities will not be registered under the laws of any states. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their Securities, or they may be unable to resell them without the significant expense of state registration or qualification.

In addition, there are significant transfer restrictions contained in our Company Agreement that prohibit transfers unless approved by our Managers, in its sole discretion, and the transferee and transferor have met other conditions established by our Company Agreement.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in the Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made.

Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of investors to purchase securities in real estate. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

Financial projections and forward-looking statements may be wrong.

Certain financial projections concerning the future performance of the properties are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

Such statements are based on our Managers' current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

It is possible that actual results from the sale of the properties will be different than the returns anticipated by our Managers and/or that these returns may not be realized in the timeframe projected by our Managers, if at all.

This Offering Statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this offering statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this offering statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this offering statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this offering statement, or any documents incorporated by reference herein or therein speaks only as of the date of this offering statement. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

We are offering a Target offering Amount of $5,000.00, and a Maximum Offering Amount up to $3,600,000.00 of Units in $100.00 increments. The minimum investment amount is $5,000.00 to acquire Class D Units, unless waived by the Company on a case-by-case basis. We must raise an amount equal to or greater than the Target Offering Amount by May 18, 2026. Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Investment commitments may be accepted or rejected by us, in whole or in part, in the sole and absolute discretion of our Managers. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

Intermediary and Escrow

In order to purchase the Securities, you must complete the purchase process through our Intermediary, Crowdfund My Deal, LLC. All committed funds will be held in escrow with Luminate Bank until released to the Company following one or more closings. Each investor may cancel its investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates for a closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Fees and Commissions

Crowdfund My Deal, LLC, our Intermediary, will receive the following commissions and fees for acting as Intermediary:

- $3,000 onboarding fee
- FBO account setup fee
- Two percent (2%) of the proceeds raised in this Offering
- $299 monthly technology fee during the Offering

Investor Suitability

In order to purchase the Securities, investors must make a commitment to purchase Units by completing the subscription process hosted by Crowdfund My Deal, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Material Changes

If any material change occurs related to the offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments but not been accepted as Members of the Company. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing and the Investor will receive the Securities in exchange for their investment.

Closings

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the offering prior to the Offering Deadline, the Company may conduct a closing of the offering early, *provided* the early closing date must be at least twenty-one (21) days from the time the offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until all Units have been sold or the Offering Deadline. All investors with unaccepted subscription commitments will receive notice of their scheduled closing date at least five business days prior to such closing (absent a material change that would require an extension of the offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before each closing date.

Investor funds will be held in escrow with Luminate Bank until released to the Company following a closing. The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the offering early *provided* (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Company will return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering if we raise the Target Offering Amount and if we raise the Maximum Offering Amount.

Sources of Capital[1]		Amount if Maximum Offering Amount Raised	%	Amount if only Target Offering Amount Raised[2]	%
Gross Offering Proceeds[3]	$	3,600,000.00	28.65% $	5,000.00	0.41%
506(b) Offering Proceeds	$	1,225,000.00	9.75% $	1,225,000.00	99.59%
Debt Financing	$	7,740,000.00	61.60% $	-	-
Total	$	**12,565,000.00**	**100.00%** $	**1,230,000.00**	**100.00%**
Use of Proceeds[4]					
Reg CF Offering Costs[5]	$	16,588.00	0.13% $	-	-
Other Offering Costs[6]	$	20,000.00	0.16% $	-	-
Intermediary Fees[7]	$	77,294.00	0.62% $	100.00	0.01%
Property Purchase	$	$10,750,000.00	85.56% $	-	-
Closing Costs	$	$530,000.00	4.22% $	-	-
Acquisition Fee	$	$400,000.00	3.18% $	-	-
Property Renovations	$	60,000.00	0.48% $	-	-
Working Capital/Operating Reserves[8]	$	711,118.00	5.66% $	1,220,000.00	99.99%
Total	$	**12,453,882.00**	**100.00%** $	**1,230,000.00**	**100.00%**

(1) The Company has not raised this full amount and may not be successful in raising it. If it is unable to do so the Company may be forced to seek other financing options or may be unable to operate as expected and may not be able to execute its business plan.

(2) If only the Target Offering Amount is raised, the Company will be required to obtain sufficient capital to capitalize Company from other sources, including but not limited to other security offerings and additional debt financing.

(3) The Maximum Offering Amount is based on the sale of 3,600 Units pursuant to this Offering. The Company anticipates that it will not need to raise the Maximum Offering Amount. The Company plans to raise sufficient capital to capitalize the Company as described in the table above.

(4) The Manager and/or his affiliates have advanced approximately $344,402.93 to pay for offering and other expenses, which will be repaid with proceeds from this Offering.

(5) Such expenses may include legal expenses, accounting and audit fees, fees payable to third party service providers such as our EDGAR processor and transfer agent, travel, and investor relations.

(6) The Company has conducted a previous securities offering and is making another securities offering concurrent with this Offering. The Company anticipates the total costs of these other offerings to be approximately $20,000.00.

(7) The Company will pay a one-time onboarding fee of $3,000.00 and two percent (2%) of all capital raised in this Offering to its Intermediary. It will also pay a $299.00 monthly technology fee during the Offering and a FBO account setup fee of $500.00. The figure above accounts for six months of the monthly fee.

(8) The Company does not believe it will need to raise the Maximum Offering Amount in order to purchase the Property and execute its business plan. However, the Company may choose to raise capital, in its discretion, up to the Maximum Offering Amount and set aside such funds as additional reserves.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's Members are governed by the Company Agreement. Any undefined capitalized terms in this section shall have the meaning set forth in the Company Agreement. It is the intent of the Company that this Offering Statement accurately summarize and represent the terms of the Company Agreement. However, in the event that any term of this Offering Statement conflicts with the Company Agreement, the Company Agreement shall control. Investors should carefully read the Company Agreement included herein as Exhibit C.

Interests in the Company

Interests in the Company are divided into Class A, Class B, Class C, Class D, and Class M Units. The Company is authorized to issue an unlimited number of Investor Class Units and 100 Class M Units. The Company has the authority to create additional classes of Units without Member approval.

The Manager

Prime Capital Asset Management, Inc. is the Manager of the Company. The Manager will manage all business and affairs of the Company. The Manager will direct, manage, and control the Company to the best of its ability and will have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager deems to be reasonably required to accomplish the business and objectives of the Company.

The Members

The Members of the Company are not permitted to take part in the management or control of the business or operations of the Company. Assuming that the Company is operated in accordance with the terms of the Company Agreement, a Member generally will not be liable for the obligations of the Company in excess of its total Capital Contributions and share of undistributed profits. However, a Member may be liable for any distributions made to the Member if, after such distribution, the remaining assets of the Company are not sufficient to pay its then outstanding liabilities. The Company Agreement provides that the Members will not be personally liable for the expenses, liabilities, or obligations of the Company.

Voting Rights

Only Members holding Class M Units shall have voting rights and be permitted to vote on Company matters. The Class D Units offered in this Offering have no voting rights. This means that investors shall not have the power to influence any Company decisions. Unless otherwise specified in the Company Agreement or required by law, any action requiring the approval of the Members may be approved by the vote or written consent of the Class M Members entitled to vote or consent. The approval of the Class M Members is required for:

- Amending the Company Agreement other than to (i) change the name of the Company or the location of its principal office; (ii) add to the duties or obligations of the Manager; (iii) cure any ambiguity or correct or supplement any inconsistency in the Company Agreement; (iv) correct any printing, stenographic, or clerical errors or omissions in order that the Company Agreement shall accurately reflect the agreement among the Members; or (v) reflect information regarding the admission of any additional or substitute Member, provided in each case that the Manager reasonably determines that such amendment will not subject any Member to any material, adverse economic consequences.

- To cause the voluntary dissolution of the Company, provided, however, the Manager shall have the authority to liquidate all Company Assets and dissolve the Company at the time and pursuant to such terms as the Manager may believe to be in the best interest of the Company.

- Merger or sale of the Company where the Company is not the surviving entity; and

- Such other matters as are required by the Company Agreement or the Delaware limited liability company act.

Distributions

Distributions will be made in accordance with the terms of the Company Agreement. The Company expects to start making distributions four to six months after acquisition of the Property. Distributable Cash will come from two sources: Company operations and capital transactions. Each source has its own distribution terms as follows below. Distributions shall be prorated for any Member who was not a Member of the Company for the entire period for which a distribution is made. Distributable Cash shall be distributed as follows:

Distributable Cash distributed during Company operations:

From the Class A Unit Percentage Share:

- First, Class A Members will ratably receive a cumulative non-compounding preferred return of twelve percent (12%) per annum calculated on their unreturned capital contributions, with six percent (6%) payable hereunder, and six percent (6%) accruing and payable pursuant to a capital transaction or liquidation of the Company as described below.

- Thereafter Class M Members will receive any remaining Distributable Cash ratably apportioned according to their Class M Percentage Interests.

From the Class B Unit Percentage Share:

- First, Class B Members will ratably receive a cumulative non-compounding preferred return of eight percent (8%) per annum calculated on their unreturned capital contributions.

- Thereafter, Class B Members will receive seventy percent (70%) and Class M Members will receive thirty percent (30%) of any remaining Distributable Cash until Class B Members have received a fifteen percent (15%) IRR, after which Class B Members will receive sixty percent (60%) and Class M Members will receive forty percent (40%) of any remaining Distributable Cash, ratably apportioned according to their Class B and Class M Percentage Interests.

From the Class C Unit Percentage Share:

- First, Class C Members will ratably receive a cumulative non-compounding preferred return of nine percent (9%) per annum calculated on their unreturned capital contributions.

- Thereafter, Class C Members will receive eighty percent (80%) and Class M Members will receive twenty percent (20%) of any remaining Distributable Cash, ratably apportioned according to their Class C and Class M Percentage Interests.

From the Class D Unit Percentage Share:

- First, Class D Members will ratably receive a cumulative non-compounding preferred return of six percent (6%) per annum calculated on their unreturned capital contributions.

- Thereafter, Class D Members will receive sixty percent (60%) and Class M Members will receive forty percent (40%) of any remaining Distributable Cash until Class D Members have received a twelve percent (12%) IRR, after which Class B Members will receive fifty percent (50%) and Class M Members will receive fifty percent (50%) of any remaining Distributable Cash, ratably apportioned according to their Class D and Class M Percentage Interests.

Distributable Cash distributed as a result of a capital transaction or liquidation and dissolution of the Company:

From the Class A Unit Percentage Share:

- First, Class A Members will ratably receive any accrued but unpaid preferred return.

- Second, Class A Members will ratably receive a return of all their unreturned capital contributions.

- Thereafter, Class M Members will ratably receive any remaining Distributable Cash.

From the Class B Unit Percentage Share:

- First, Class B Members will ratably receive any accrued but unpaid preferred return.

- Second, Class B Members will ratably receive a return of all their unreturned capital contributions.

- Thereafter, Class B Members will receive seventy percent (70%) and Class M Members will receive thirty percent (30%) of any remaining Distributable Cash until the Class B Members have received a fifteen percent (15%) IRR, after which Class B Members will receive sixty percent (60%) and Class M Members will receive forty percent (40%) of any remaining Distributable Cash, ratably apportioned according to their Class B and Class M Percentage Interests.

From the Class C Unit Percentage Share:

- First, Class C Members will ratably receive any accrued but unpaid preferred return.

- Second, Class C Members will ratably receive a return of all their unreturned capital contributions.

- Thereafter, Class C Members will receive eighty percent (80%) and Class M Members will receive twenty percent (20%) of any remaining Distributable Cash, ratably apportioned according to their Class C and Class M Percentage Interests.

From the Class D Unit Percentage Share:

- First, Class D Members will ratably receive any accrued but unpaid preferred return.

- Second, Class D Members will ratably receive a return of all their unreturned capital contributions.

- Thereafter, Class D Members will receive sixty percent (60%) and Class M Members will receive forty percent (40%) of any remaining Distributable Cash until the Class D Members have received a twelve percent (12%) IRR, after which Class D Members will receive fifty percent (50%) and Class M Members will receive fifty percent (50%) of any remaining Distributable Cash, ratably apportioned according to their Class D and Class M Percentage Interests.

Please review the foregoing distribution terms in the Company Agreement, included as Exhibit 2 to this Memorandum, before purchasing any Units.

Allocations

Except as otherwise provided in the Company Agreement, profits and losses (including individual items of profit, income, gain, loss, credit, deduction and expense) of the Company will be allocated among the Members in a manner such that the capital account balance of each Member, immediately after making that allocation, is, as nearly as possible, equal (proportionately) to the distributions that would be made to that Member pursuant to Section 12.4 of the Company Agreement if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their fair market value, as reasonably determined by the Manager, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the fair market value of the assets securing that liability), and the net assets of the Company were distributed in accordance with Section 12.4 of the Company Agreement to the Members immediately after making that allocation, adjusted for applicable special allocations, computed immediately prior to the hypothetical sale of assets.

In the event that Members are issued Units on different dates, the profits or losses allocated to the Members for each fiscal year during which Members receive Units will be allocated among the Members in accordance with Section 706 of the Internal Revenue Code, using any convention permitted by law and selected by the Manager. For purposes of determining the profits, losses and individual items of income, gain, loss credit, deduction and expense allocable to any period, profits, losses and any other items will be determined on a daily, monthly, or other basis, as determined by the Manager using any method that is permissible under Section 706 of the Internal Revenue Code and the treasury regulations. Except as otherwise provided in the Company Agreement, all individual items of Company income, gain, loss, and deduction will be divided among the Members in the same proportions as they share profits and losses for the fiscal year or other period in question, except as modified to give effect to the special allocations described in Section 4.4 of the Company Agreement.

Prospective investors should read the Company Agreement for a more detailed description of how Profits and Losses will be allocated to the Members.

Term and Dissolution

The term of the Company commenced upon the filing of the Company's Certificate of Formation with the Delaware Secretary of State on April 11, 2025 and will last in perpetuity or until such time as the winding up and liquidation of the Company and its business is completed following a liquidating event.

The Company will be dissolved upon the occurrence of any of the following events:

- In the sole discretion of the Manager, upon the liquidation and subsequent distribution of all Company Assets to the Members.

- The vote of Class M Members, provided, however, the Manager shall have the authority to liquidate all Company Assets and dissolve the Company at the time and pursuant to such terms as the Manager may believe to be in the best interest of the Company.

- The withdrawal of the Manager unless (i) the Company has at least one other Manager, or (ii) within ninety (90) days after the withdrawal, a Required Interest votes to continue the business of the Company and to appoint, effective as of the date of withdrawal, one or more additional Managers.

- The withdrawal of all the Members, unless the Company is continued in accordance with the TBOC.

- The Company is to be dissolved upon the entry of a decree of judicial dissolution by a court of competent jurisdiction.

Access to Company Information

Members, but not assignees, may examine and audit the Company's books, records, accounts, and assets at the principal office of the Company, or such other place as the Manager may specify, subject to such reasonable restrictions as may be imposed by the Manager. All expenses attributable to any such examination or audit shall be borne by such Member.

Removal of Manager

The Manager may not be removed by the Members for any reason.

Indemnification

The Company Agreement generally provides that the Company will indemnify the Manager, its Affiliates, and certain other parties against any claim or loss incurred in connection with any action, suit, or proceeding resulting from such party's relationship to the Company. A party will not be indemnified with respect to matters as to which the party is finally adjudicated in any such action, suit or proceeding (a) to have acted in bad faith, or in the reasonable belief that the party's action was opposed to the best interests of the Company, or with gross negligence or willful misconduct, or in breach of such party's fiduciary duty to the Company (if any), or (b) with respect to any criminal action or proceeding, to have had cause to believe beyond any reasonable doubt the party's conduct was criminal. The Company will pay the expenses incurred by an indemnified party in connection with any such action, suit, or proceeding, or in connection with claims arising in connection with any potential or threatened action, suit, or proceeding, in advance of the final disposition of such action, suit, or proceeding. Upon receipt of a final judgment indicating that indemnification should not have applied, then such party will repay indemnification payments.

Exculpation

The Manager may not be liable to the Members for errors in judgment or other acts or omissions not amounting to willful misconduct or gross negligence since provision has been made in the Company Agreement for exculpation of the Manager. Therefore, purchasers of the Units have a more limited right of action than they would have absent the limitation in the Company Agreement**.**

Transfer of Units

<u>Generally</u>

A Member is not permitted to assign, pledge, mortgage, hypothecate, give, sell, or otherwise dispose of or encumber all or a portion of its Units, unless such transfer:

- Is approved by the Manager, which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose;

- Is evidenced by a written agreement, in form and substance satisfactory to the Manager, which is executed by the transferor, the transferee(s), and the Manager;

- Will not result in violation of the registration requirements of the Securities Act;

- Will not require the Company to register as an investment company under the Investment Company Act of 1940, as amended; and

- Will not result in the Company being classified for federal income tax purposes as an association taxable as a corporation.

The transferor of any Units is required to reimburse the Company for any expenses reasonably incurred in connection with a transfer, including any legal, accounting, and other expenses, whether or not such transfer is consummated.

The transferee of any Units in the Company that is admitted to the Company as a substituted Member will succeed to the rights and liabilities of the transferor Member and, after the effective date of such admission, the capital account of the transferor will become the capital account of the transferee, to the extent of Units transferred.

<u>Exception to Requirements</u>

Notwithstanding subsections (a) and (b) of Section 11.6 of the Company Agreement, a Member may Transfer its Units without the consent of the Manager or any other Member, and without complying with any right of first refusal, to a trust for his or her benefit, to his or her spouse, to a trust for the benefit of his or her spouse, to his or her Immediate Family, or to a trust for the benefit of his or her Immediate Family, so long as the proposed Transfer does not: (a) cause the Company to terminate for federal income tax purposes; (b) result in any event of default as to any secured or unsecured obligation of the Company; (c) result in a violation of the Securities Act; (d) cause a reassessment of any Company Assets; or (e) cause any other material, adverse effect to the Company.

Additional Capital Contributions

Additional capital contributions shall not be required of the Members.

Dispute Resolution

Because the fundamental nature of the Company is to provide an opportunity for the Members to receive cash distributions of profits from Company operations, it is imperative that disputes between a Member and the Company and/or a Manager or between Members are not allowed to extinguish or diminish the profits available to other Members. Thus, the Company Agreement contains a detailed internal alternative dispute resolution procedure (in lieu of litigation) which requires the parties to any dispute to engage in good-faith negotiations for no less than 90 days, followed by a minimum of three (3) face-to-face mediations, and, as a last resort, binding arbitration, all of which shall be performed in accordance with the rules of the American Arbitration Association and will take place in the county of the principal office of the Company.

In the event of a dispute, a Member is limited to seeking its initial Capital Contributions plus any Distributable Cash to which it is entitled. Each party will bear its own attorneys' fees and costs regardless of the outcome. In the event arbitration is required, discovery will be limited, and, by signing the Company Agreement, the parties are giving up their rights to a jury trial. The Manager will be required to maintain the status quo with respect to Company operations and distributions pending the outcome of any dispute, except for any distributions to the complaining Member, which will be held in trust pending the outcome of the proceeding. Investors are encouraged to seek their own legal counsel as to the effect of this provision.

Dilution

The Class D Units do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an Investor may eventually have in the Company. The Company plans to make equity issuances outside of this Offering, which will dilute investors. Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the Company issuing additional Units. In other words, when the Company issues more Units, the percentage of the Company that you own will go down, even though the value of the Company may go up. You could own a smaller piece of a larger Company. This increase in the number of Units outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into Units.

If the Company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Unit to hold a certain amount of value, it's important to realize how the value of those Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per Unit.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the Investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Future Investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this offering arbitrarily. The price of the Class D Units in the Company may not be an accurate reflection of their actual value. In addition, future equity offerings outside of this Offering may have different offering prices which may be more or less favorable than that offered herein.

Transfer

<u>Generally</u>

A member is not permitted to assign, pledge, mortgage, hypothecate, give, sell, or otherwise dispose of or encumber all or a portion of its Units, unless such transfer:

- Is approved by the Manager, which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose;

- Is evidenced by a written agreement, in form and substance satisfactory to the Manager, which is executed by the transferor, the transferee(s), and the Manager;

- Will not result in violation of the registration requirements of the Securities Act;

- Will not require the Company to register as an investment company under the Investment Company Act of 1940, as amended; and

- Will not result in the Company being classified for federal income tax purposes as an association taxable as a corporation.

The transferor of any Units is required to reimburse the Company for any expenses reasonably incurred in connection with a transfer, including any legal, accounting, and other expenses, whether or not such transfer is consummated.

The transferee of any Units in the Company that is admitted to the Company as a substituted member will succeed to the rights and liabilities of the transferor member and, after the effective date of such admission, the capital account of the transferor will become the capital account of the transferee, to the extent of Units transferred.

<u>Exception to Requirements</u>

Notwithstanding subsections (a) and (b) of Section 11.6 of the Company Agreement, a member may Transfer its Units without the consent of the Manager or any other member, and without complying with any right of first refusal, to a trust for his or her benefit, to his or her spouse, to a trust for the benefit of his or her spouse, to his or her Immediate Family, or to a trust for the benefit of his or her Immediate Family, so long as the proposed Transfer does not: (a) cause the Company to terminate for federal income tax purposes; (b) result in any event of default as to any secured or unsecured obligation of the Company; (c) result in a violation of the Securities Act; (d) cause a reassessment of any Company Assets; or (e) cause any other material, adverse effect to the Company..

Furthermore, as our Units are not registered under the Securities Act, transfers of our Units may be effected only pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. In addition, there is no market for our Units, and none is likely to develop in the future.

Reimbursements

The Company will reimburse our Manager, or his affiliates, reasonable expenses paid or incurred in connection with the Company's operations, including its offerings. In addition, our Manager or his affiliates will be reimbursed the fair value for the provision of additional services to the Company or the Company at reasonable commercial rates on either an hourly or per-service basis.

Additional Capital Contributions

The Company may not require additional capital contributions from its Members.

Transfer Agent and Registrar

We have not engaged a transfer agent and all Units will be issued in book entry format on the books and records of the Company. Investors must rely on our Manager to properly record their Unit purchases, and future equity issuances.

FINANCIAL CONDITION OF THE COMPANY

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements for the Company are attached as Exhibit F.

Overview

Since its formation, the Company has been engaged primarily in formulating its business plan and developing the financial, offering, and other materials to begin fundraising. The Company is considered to be a development stage company since it is devoting substantially all of its efforts to establishing its business and planned principal operations have not commenced.

Operating Results

The Company has not generated any revenues or incurred direct operating expenses as of the date of this Offering statement. The Company expects to start generating revenue after acquisition of the Property and intends to start paying distributions four to six months after the acquisition of the Property.

Liquidity and Capital Resources

As of the date of this Memorandum, our Company does not have cash or cash equivalents or assets that can be liquidated. It does not currently have any significant capital commitments, except the purchase and sale agreement attached as Exhibit 5, and its agreement to repay the Manager for Offering expenses incurred on the Company's behalf which will be repaid through Offering proceeds if we acquire the Property. The Company's sole source of capital until it acquires the Property will be monies raised through securities offerings. The Company is also utilizing debt financing to acquire the Property, which will be secured by the Property.

Plan of Operations

The Company has not commenced operations, is not fully capitalized, and has no assets or liabilities. It intends to start operations shortly after acquiring the Property. The Company intends to acquire the Property, improve management, and raise rent prices to market rates. The Company believes that the proceeds from this Offering will satisfy its cash requirements for the next twelve (12) months to implement the foregoing plan of operations.

Trends

The Company has a limited operating history and no historical operating data for trend analysis. Nonetheless, the Company's business is subject to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions and general trends in the real estate industry. Events including, but not limited to, recession; inflation; downturn or otherwise; government regulations and political policies; travel restrictions; changes in the real estate market; and interest-rate fluctuations could have a material adverse effect on the Company's financial condition and the results of its operations.

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Manager has been issued 100 Class M Units in the Company and is therefore a Member of the Company as a result thereof. In addition, the Manager and/or its affiliates have advanced approximately $344,402.93 for business start-up costs and offering costs.

MATERIAL TAX CONSIDERATIONS

The potential Investor should be aware of the material Federal and State income tax aspects of an investment in the Units. Investors should consult with their tax professional to determine the effects of the tax treatment of Units with respect to their individual situation. No information contained herein, nor in any prior, contemporaneous, or subsequent communication should be construed by a prospective Investor as legal or tax advice. We are not providing any tax advice as to the acquisition, holding or disposition of the securities offered herein. In making an investment decision, Investors are strongly encouraged to consult their own tax advisor to determine the U.S. Federal, state and any applicable foreign tax consequences relating to their investment in our securities. This written communication is not intended to be "written advice," as defined in Circular 230 published by the U.S. Treasury Department.

Reporting Status of the Company

The Company will elect to be treated as a partnership for Federal and State income tax purposes. By maintaining partnership tax status, the Company will not report income or loss at the Company level but will report to each Member their pro rata share of profits and losses from operations and disposition. This process will make the Company a pass-through entity for tax purposes.

Taxation of Members

The Company will be treated as a partnership for Federal tax purposes. A partnership is not generally a taxable entity. A Member will be required to report on their federal tax return their distributable share of partnership profit, loss, gain, deductions, or credits. cash distributions may or may not be taxable, depending on whether such cash distribution is being treated as a return of capital or a return on investment. Tax treatment of the cash distributions will be treated according to appropriate tax accounting procedure as determined by the Company's tax advisor.

Basis of the Company

An original tax basis will be established for the Company. The tax basis of the Company will be adjusted during the operations of the Company under applicable partnership tax principles.

Basis of a Member

A Member will establish their original tax basis based on the amount of their initial capital contribution. Each Member's tax basis will be adjusted during operations of the Company by principles of subchapter K of the Internal Revenue Code. A Member may deduct, subject to other tax regulations and provisions, their share of Company losses only to the extent of the adjusted basis of their interest in the Company. Members should seek qualified tax advice regarding the deductibility of any Company losses.

Cost Recovery and Recapture

Our Managers may apply the current cost recovery rules to the improved portion of any real property according to the relevant Internal Revenue Code sections, namely: straight-line, using a 27.5-year useful life for residential property and thirty-nine (39) years for non-residential property. our Managers may elect to use the cost segregation method of depreciation for any personal property associated with real property it acquires on behalf of the Company.

The annual cost recovery deductions that must be taken by the Company will be allocated to the Members based on their Units in the Company. The cost recovery deductions will be available to the Members to shelter the principal reduction portion of the debt service payments and part of the cash flow distributed by the Company.

According to the current tax code, cost recovery deductions taken during operations may be required to be reported on the sale of the Company assets and may be taxed at a twenty-five percent (25%) marginal rate, not the more favorable long-term capital gains rates.

Deductibility of Prepaid and Other Expenses

The Company will incur expenditures for legal fees in association with the set-up of the Company. These expenditures will be capitalized and will be deducted on dissolution of the Company based on current tax law.

The Company will incur expenditures for professional fees associated with the preparation and filing of the annual income tax and informational return and the preparation of Schedule K-1 reports to be distributed to the Members. These expenditures will be deducted on an annual basis. All other normal operating expenses will be deducted on an annual basis by the Company, which will use a calendar accounting year.

Taxable Gain

Members may receive taxable income from Company operations, from the sale or other disposition of a Member's Units, from disposition of the Company assets, or from phantom income. Presently, the maximum Federal tax rate on cost recovery recapture is twenty-five percent (25%). The balance of the taxable gain will be taxed at the capital gain tax rate in effect at that time. Investors should check with their tax professional for information as to what capital gains tax rate applies to them.

From Operations

our Managers is projecting that there will be taxable income to distribute to the Members on the Schedule K-1 report provided to each Member annually.

From Disposition, Dissolution and Termination

On disposition of the Company assets or on dissolution and termination of the Company, which will likely be caused by the sale of the Company assets, the Members may be allocated taxable income that may be treated as ordinary income or capital gain.

In addition, the Members may receive an adjustment in their capital account(s) that will either increase or decrease the capital gain to be reported. The Agreement describes the operation of capital accounts for the Company and the Members.

From Sale or Other Disposition of a Member's Units

A Member may be unable to sell their Units in the Company, as there may be no market. If there is a market, it is possible that the price received will be less than the market value. It is possible that the taxes payable on any sale may exceed the cash received on the sale.

Upon the sale of a Member's Units, the Member will report taxable gain to the extent that the sale price of the Unit exceeds the Member's adjusted tax basis. A portion of taxable gain may be reported as a recapture of the cost recovery deduction allocated to the Member and will be taxed at the cost recovery tax rate in effect at that time. Members should seek advice from their qualified tax professional in the event of the sale of the Member's Units.

Phantom Income

It may occur that in any year the Members will receive an allocation of taxable income and not receive any cash distributions. This event is called receiving phantom income as the Member has taxable income to report but receives no cash. In this event, the Members may owe tax on the reportable income, which the Member will need to pay out of pocket.

Unrelated Business Income Tax (UBIT)

An Investor who is tax exempt (such as a charitable organization), or who acquires Units through a tax-exempt vehicle (such as an Individual Retirement Account) may be subject to Unrelated Business Income Tax (UBIT). our Managers recommends that Investors contact their qualified tax advisor to determine how/whether the application of UBIT may apply to them.

Audits

Election Out of Bipartisan Budget Act Audit Rules

Effective for partnership returns for tax years beginning on or after January 1, 2018, partnerships will be subject to the audit rules of sections 6221 through 6241 of the Internal Revenue Code, as amended by Bipartisan Budget Act of 2015 (BBA). Under the previous rules, partnership audits (subject to certain exceptions for small partnerships) were conducted at the partnership level, through interaction with a Tax Matters Partner (TMP) authorized to bind all partners (subject to participation in some instances by Notice Partners). Tax adjustments were made at the partnership level, but the adjustments would flow through to the partners who were partners during the year(s) under audit. Collection would then occur at the partner level.

Under the BBA audit rules, the IRS will assess and collect tax deficiencies directly from the partnership at the entity level. Generally, the tax is imposed on and paid by the partnership in the current year, calculated at the highest individual rate. The result is that the underlying tax burden of the underpayment may be shifted from the partners who were partners during the year(s) under audit to current partners.

In addition, the positions of TMP and Notice Partners have been eliminated and replaced with a Partnership Representative, which must be designated annually on the partnership's timely filed return. The Partnership Representative has the sole authority to act on behalf of the partnership and the partners in an audit, and those powers cannot be limited.

A partnership may elect out of the BBA audit rules if certain conditions are met. In order to elect out, the partnership must issue 100 or fewer K-1s each year with respect to its partners. Moreover, each partner must be either an individual, a C corporation, a foreign entity that would be treated as a C corporation if it were domestic, an S corporation, or the estate of a deceased partner. Thus, a partnership is ineligible to elect out if any partner is a trust (including a grantor trust), a partnership, or a disregarded entity, such as an LLC where the social security number of the individual Member is used for income tax reporting purposes. The election must be made annually on the partnership's timely filed return and must include a disclosure of the name and taxpayer identification number of each partner. In the case of a partner that is an S corporation, each K-1 issued by the S corporation partner counts toward the limit of 100 K-1s. The partnership must notify each partner of the election .

It is the intent of the Company to elect out of the BBA audit rules, if possible. By electing out of the BBA audit rules, the Company will be subject to audit procedures similar to the TEFRA and pre-TEFRA rules, but the IRS will be required to assess and collect any tax that may result from the adjustments at the individual partner level. However, this opt-out provision likely will not be available to the Company based on the tax classification of the Members.

Members will be required timely to furnish the Company with the information necessary to make the annual election, and the Company will be authorized to provide such information to the IRS.

Push Out Election (Audit)

The "push out" election of Internal Revenue Code section 6226 provides an alternative to the general rule that the partnership must pay any tax resulting from an adjustment made by the IRS. Under section 6226, a partnership may elect to have its reviewed year partners consider the adjustments made by the IRS and pay any tax due as a result of those adjustments. The partnership must make the "push out" election no later than 45 days after the date of the notice of final partnership adjustment and must furnish the Secretary and each partner for the reviewed year a statement of the partner's share of the adjustment.

If the Company fails to make a valid election out of the BBA audit rules or is otherwise disqualified from electing out of their application, the Company intends to elect the application of the "push out" procedures. In the event of a push out, a former Member may owe additional tax if they were a Member during the reviewed year.

RETIREMENT TRUSTS AND OTHER BENEFIT PLAN INVESTORS

Each respective Member that is an employee benefit plan or trust (an "ERISA Plan") within the meaning of, and subject to, the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), or an individual retirement account ("IRA") or Keogh Plan subject to the Internal Revenue Code, should consider the matters described below in determining whether to invest in the Company.

In addition, ERISA Plan fiduciaries must give appropriate consideration to, among other things, the role that an investment in the Company plays in such ERISA Plan's portfolio, taking into consideration (i) whether the investment is reasonably designed to further the ERISA Plan's purposes, (ii) an examination of the risk and return factors, (iii) the portfolio's composition with regard to diversification, (iv) the liquidity and current return of the total portfolio relative to the ERISA Plan's objectives and (v) the limited right of Members to withdraw all or any part of their capital accounts or to transfer their Units in the Company.

If the assets of the Company were regarded as "plan assets" of an ERISA Plan, an IRA, or a Keogh Plan, our Managers would be a "fiduciary" (as defined in ERISA) with respect to such plans and would be subject to the obligations and liabilities imposed on fiduciaries by ERISA. Moreover, other various requirements of ERISA would also be imposed on the Company. In particular, any rule restricting transactions with "parties in interest" and any rule prohibiting transactions involving conflicts of interest on the part of fiduciaries would be imposed on the Company which may result in a violation of ERISA unless the Company obtained an appropriate exemption from the Department of Labor allowing the Company to conduct its operations as described herein.

Regulations adopted by the Department of Labor (the "Plan Regulations") provides that when a Plan invests in another entity, the Plan's assets include both the equity interest and an undivided interest in the Property, unless it is established that, among other exceptions, the equity participation in the entity by "benefit plan investors" is not "significant." The

Pension Protection Act of 2006 amended the definition of "benefit plan investors" to include only plans and plan asset entities (i.e., entities that are themselves deemed to hold plan assets by virtue of investments in them by plans) that are subject to part 4 of Title I of ERISA or section 4975 of the Internal Revenue Code. This new definition excludes governmental, church, and foreign benefit plans from consideration as benefit plan investors.

Under the Plan Regulations, participation by benefit plan investors is "significant" on any date if, immediately after the last acquisition, twenty-five percent (25%) or more of the value of any class of equity interests in the entity is held by benefit plan investors. The Company intends to limit the participation in the Company by benefit plan investors to the extent necessary so that participation by benefit plan investors will not be "significant" within the meaning of the Plan Regulations. Therefore, it is not expected that the Company assets will constitute "plan assets" of plans that acquire Units.

It is the current intent of the Company to limit the aggregate investment by benefit plan investors to less than twenty-five percent (25%) of the value of the Members' Units so that equity participation of benefit plan investors will not be considered "significant." The Company reserves the right, however, to waive the twenty-five percent (25%) limitation. In such an event, the Company would expect to seek exemption from application of "plan asset" requirements under the real estate operating company exemption.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF INDIVIDUAL RETIREMENT ACCOUNTS OR OTHER EMPLOYEE BENEFIT PLANS IS IN NO RESPECT A REPRESENTATION BY THE COMPANY OR ITS OFFICERS, DIRECTORS, OR ANY OTHER PARTY THAT THIS INVESTMENT MEETS ALL RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF SUCH AN INVESTMENT IN LIGHT OF THE CIRCUMSTANCES OF THAT PARTICULAR PLAN AND CURRENT TAX LAW.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://westsidecommons.primecapi.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) have previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: WestSaintMary.CrowdfundMyDeal.com.

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B	Certificate of Formation
Exhibit C	Company Agreement
Exhibit D	Form of Subscription Agreement
Exhibit E	Property Purchase and Sale Agreement
Exhibit F	Audited Financial Statements
Exhibit G	Intermediary Agreement